                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         For the month of [March], 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

               #9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F (  x  )                   No         Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes (    )                          No ( x )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated March 31, 2003. Attached is English language version of the notice.

                     MIRAE CORPORATION ANNOUNCES THE RESULTS
                 FOR THE FORTH QUARTER AND THE FISCAL YEAR 2002



Seoul, Korea, March 31, 2003 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the year ended December 31, 2002.

The Company reported total revenues of 43,578 million won for the fiscal year of 2002, decreased by 14.8 percent from total revenues of 51,137 million won for the fiscal year of 2001. And, gross profit for the year 2002 was 290 million won from gross profit of 1,765 million won for the year 2001. Mirae accounted 27,762 million won and 73,390 million won of operating loss and net loss, respectively, for the fiscal year 2002; whereas, operating loss of 35,214 million and net loss of 98,699 million won for the year 2001. The Company accounted an improvement on operating loss by 21.2% compared to the year 2001; moreover, net loss for the year 2002 decreased by 25.6% due to strategic corporate restructuring efforts.

Mirae Corporation is currently undergoing a strategic corporate restructuring process, including its business reorganizing plan, which four business divisions converged into two divisions in order to concentrate on its mechatronics business. As a part of its restructuring efforts, the Company liquidated its non-mechatronics related property, Kang-nam Venture Building in Seoul, for 60 billion Korean won on June 2002.

In October, the Company's restructuring process emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company's overseas sales of the year 2002 increased by 98.3 percent compared to the year 2001. Furthermore, Lycos Korea was excluded, as an affiliate of the Company upon Lycos Korea's capital increase on August 14, 2002. As of December 31, 2002, SK Telecom Co., Ltd. is the major shareholder of SK Communications Co., Ltd. (used to be Lycos Korea), and as a result of capital increase, the Company holds 4.54 percent or 6,836,690 shares of SK Communications Co., Ltd.

Each division fully portrays its figures as following. SMD Placement System Division (SMT) generated revenues of 23,486 million won for the fiscal year of 2002, increased 11.9 percent from 20,992 million won for the fiscal year of 2001. Semiconductor Equipment Division distributed sales of 14,434 million won for the year 2002, 21.6 percent decreased from 18,419 million won for the year 2001 due to a tentative recovery of semiconductor and related industries that declined significantly in 2001 and 2002. Sales portion by Semiconductor Equipment Division, SMD placement systems Division and others (i.e. C/S, Linear Motor) are 33.1 percent, 53.9 percent and 13.0 percent, respectively for the fiscal year of 2002.

The ratio for domestic sales and overseas sales for the year 2002 were 52.3 percent and 47.7 percent respectively whereas domestic sales was 75.9 percent and overseas sales was 24.1 percent for the year 2001. The results reflected the company's expansion of global sales networks, especially in European and Asian regions. Furthermore, in October 2001, Mirae began building its own distribution channel in the North American markets and now sells its SMT products through Mirae America Inc., under the Mirae name directly. Our sales in the U.S. markets were suspended for approximately a 12 month period from September 2000 to August 2001 due to the bankruptcy of Quad Systems Corporation on December 18, 2000, our exclusive distributor of SMD placement systems in North America and Europe. The sales ratio by region included: Europe 22.7 percent, Asia 18.1 percent and the North America 7.0 percent.

--------------------------------------------------------------------------------

-    The 4Q of 2002 Highlights

November 7, 2002

     -    The Supply contract of 5.5 billion Korean won with Hynix Semiconductor
          Inc.

November 20, 2002

     -    Investment of 2,2 billion Korean won in Korea Mount Technology Co.,
          Ltd.

November 22, 2002

     -    Investment of 1 billion Korean won in Mobens Co., Ltd.

December 30, 2002

     -    Exclusion of an affiliate company, DE & T Co., Ltd.

     -

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea ("Korean GAAP") and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet as of December 31, 2002 and the unconsolidated statement of operation, the unconsolidated statement of disposition of deficits and the unconsolidated statement of cash flows for the year ended December 31, 2002, have been audited by the Independent auditors. In all other respects, these unconsolidated balance sheet, statement of operation under Korean GAAP are not intended to present the Company's financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider). The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number "25560" and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol "MRAE".

                                MIRAE CORPORATION

                NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
                           DECEMBER 31, 2002 AND 2001
                           (In millions of Korean won)


ASSETS                                                 2002              2001
                                                    (Audited)         (Audited)

CURRENT ASSETS :
     Cash and cash equivalents                     (won)11,420      (won)16,971
     Short-term financial instruments                   15,017           21,009
     Marketable securities                              26,974           17,329
     Accounts receivable - trade, net                   23,816           29,726
     Short-term loan                                       411              242
     Accounts receivable - other                         1,300            1,545
     Inventories                                        22,018           52,286
     Accrued interest income                               128               13
     Advance payments and others                         3,692           11,071
     Prepaid income taxes                                  485              805
                                                  ------------     ------------
          Total Current Assets                         105,261          150,997

NON-CURRENT ASSETS :
     Property, plant and equipment - net                70,179          129,153
     Intangible assets - net
          Research and development costs                 1,719           11,959
          Other                                          1,205              421
     Investment securities                              22,761           20,362
     Long-term and restricted bank deposits                560               23
     Guarantee deposits, net                             2,609            3,288
     Long-term receivables                               6,121               10
     Long-term loans and other                             310            7,447
                                                  ------------     ------------
          Total Non-Current Assets                     105,464          172,663
                                                  ------------     ------------
TOTAL ASSETS                                      (won)210,725     (won)323,660
                                                  ============     ============

(Continued)

                                MIRAE CORPORATION
                NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
                           DECEMBER 31, 2002 AND 2001
                           (In millions of Korean won)

LIABILITIES AND SHAREHOLDERS' EQUITY                                     2002                2001
                                                                      (Audited)           (Audited)
CURRENT LIABILITIES :
     Accounts payable - trade                                        (won)6,628           (won)2,135
     Short-term borrowings                                               31,985               46,180
     Accounts payable - other                                             1,564               12,571
     Advance receipts from customers                                        256                  262
     Withholdings                                                           267                  726
     Accrued expenses and other                                           1,073                1,467
     Accrued dividends                                                        1                    1
     Short-term guarantee deposits received                               1,737               16,752
     Allowance for Guarantee payment                                        649               10,273
     Other current liabilities                                                5                    7
          Total Current Liabilities                                      44,165               90,374
LONG-TERM LIABILITIES :
     Long-term borrowings                                                 9,543                    -
     Long-term guarantee deposits received                                  354                1,737
     Accrued severance indemnities, net                                   2,785                2,589
          Total Long-term Liabilities                                    12,682                4,326
                                                                   ------------         ------------
          Total Liabilities                                              56,847               94,700
                                                                   ------------         ------------
SHAREHOLDERS' EQUITY :
     Capital stock
          Common stock - par value(Won)100 per share;
               issued and outstanding 123.0 million shares
               as of December 31, 2002 and 2001, respectively            12,464               12,464
     Capital surplus :
          Additional paid-in capital                                    110,235              183,937
     Retained earnings(Accumulated deficit) :
          Appropriated                                                        -                    -
     Capital adjustments :
          Treasury stock                                                 (4,814)              (4,843)
          Unrealized gain on investment securities                       35,636               37,204
          Additional paid-in capital - employee stock options               357                  198
                                                                   ------------         ------------
               Total Shareholders' Equity                               153,878              228,960
                                                                   ------------         ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         (won)210,725         (won)323,660
                                                                   ============         ============


                                MIRAE CORPORATION
           NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP
                     YEARS ENDED DECEMBER 31, 2002 AND 2001
               (In millions of Korean won, except per share data)

                                                                    2002             2001
                                                                  (Audited)        (Audited)

REVENUES                                                        (won)43,578      (won)51,137
COST OF SALES                                                        43,287           49,372
                                                               ------------     ------------
GROSS PROFIT                                                            291            1,765
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                         28,052           36,979
                                                               ------------     ------------
OPERATING INCOME (LOSS)                                             (27,761)         (35,214)
OTHER INCOMES :
     Interest income                                                  1,558            2,459
     Gain on disposal and valuation of marketable securities          2,854            2,246
     Foreign exchange and translation gains                             633            2,451
     Reversal of other specific reserve                              10,273                -
     Others                                                           3,383            2,616
                                                               ------------     ------------
                                                                     18,701            9,772
OTHER EXPENSES :
     Interest expense                                                 3,436            2,410
     Provision for doubtful other accounts                            7,242           10,759
     Loss on disposal and valuation of marketable securities          3,243              179
     Loss on disposal of account receivable                               3               19
     Donations                                                           21                -
     Foreign exchange and translation losses                          2,088              163
     Loss on valuation of inventories                                19,561           16,751
     Investment securities impairment loss                            3,559            8,457
     Equity in losses of affiliates                                  11,403           14,619
     Loss on disposal of tangible assets                                 87              156
     Loss on disposal of intangible assets                                -                1
     Loss from impairment of deferred research
          and development cost                                       11,337            4,429
     Income-tax supplementary payment                                   131                -
     property administrative expenses                                 1,484
     Others                                                             735            1,569
                                                               ------------     ------------
                                                                     64,330           59,512
                                                               ------------     ------------
ORDINARY PROFIT (LOSS)                                              (73,390)         (84,954)
INCOME TAX EXPENSE (BENEFIT)                                              -           13,745
                                                               ------------     ------------
NET INCOME(LOSS)                                               ((won)73,390)    ((won)98,699)
                                                               ============     ============
NET INCOME(LOSS) PER SHARE (In Korean won)                        ((won)597)       ((won)822)


                                MIRAE CORPORATION
              NON-CONSOLIDATED STATEMENTS OF DISPOSITION OF DEFICIT
                     YEARS ENDED DECEMBER 31, 2002 AND 2001
                           (In millions of Korean won)

                                                                                  2002                    2001
                                                                               (Audited)               (Audited)
ACCUMULATED DEFICIT(RETAINED EARNINGS) BEFORE DISPOSITION
     Beginning of the year                                                            -             ((Won)5,416)
     Cumulative effect on prior years of change in                                  347                       -
     Net loss(income)                                                            73,390                  98,699
     End of year                                                                 73,737                  93,283
DISPOSITION(TRANSFER FROM VOLUNTARY RESERVES)
     Reserve for overseas markets exploration                                         -                      30
     Reserve for small & medium size enterprise investment                            -                     132
     Reserve for technology development                                               -                   2,000
     Reserve for business expansion                                                   -                  16,000
     Reserve for business rationalization                                             -                   6,859
     Reserve for financial restructure improvement                                    -                   1,329
     Earned surplus reserve                                                           -                   1,670
     Other capital surplus                                                           35                   7,448
     Additional paid-in capital                                                  73,702                  57,815

     Sub-total                                                                   73,737                  93,283

UNDISPOSITIONED DEFICIT(RETAINED EARNINGS)                                   ----------            ------------
     TO BE CARRIED FORWARD TO THE FOLLOWING YEAR                                      -                       -
                                                                             ==========            ============


                                MIRAE CORPORATION
                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001
                           (In millions of Korean won)


                                                                           2002                  2001
                                                                         (Audited)             (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES :
     Net income (loss)                                                 ((Won)73,390)          ((Won)98,699)

     Expenses not involving cash payments :
          Provision for severance indemnities                                 1,312                  2,404
          Depreciation and amortization                                       5,009                  6,523
          Allowance for bad debts                                            18,804                 21,001
          Loss from depreciation of intangible assets                           614                  1,945
          Foreign currency translation loss                                   1,419                      -
          Loss from valuation of securities                                   3,127                    179
          Loss from disposal of securities                                      117                      -
          Loss from valuation of inventories                                 19,560                 16,751
          Loss from disposal and valuation of investment securities           3,590                  9,263
          Equity in losses of affiliate                                      11,403                 14,619
          Loss from disposal of tangible assets                                  87                    156
          Loss from disposal of intangible assets                                 -                      1
          Loss from impairment of deferred research and
               development cost                                              11,337                  4,429
          Compensation cost related to stock options                            159                    198
                                                                      -------------          -------------
          Sub-total                                                          76,538                 77,469

     Income not involving cash receipts :
          Foreign currency translation gain                                    (540)                  (899)
          Recapture of present value discount account                          (182)
          Gain on disposal and valuation of marketable securities            (2,855)                (2,246)
          Gain on disposal of investment securities                               -                    (60)
          Recapture of loss from impairment of marketable securities            (11)                     -
          Gain on disposal of intangible assets                              (1,822)                  (245)
          Gain on disposal of tangible assets                                     -                     (7)
          Recapture of guarantee allowance                                  (10,273)                     -
          Recapture of stock options compensation cost                            -                   (588)
                                                                      -------------          -------------
          Sub-total                                                         (15,683)                (4,045)


(Continued)
                                MIRAE CORPORATION
                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001
                           (In millions of Korean won)


                                                                                        2002                  2001
                                                                                      (Audited)             (Audited)
     Changes in assets and liabilities related to
          operating activities :
          Accounts receivable - trade                                                  (6,778)               22,200
          Accounts receivable - other                                                     (55)                  (30)
          Accrued income                                                                 (115)                  123
          Advance payments                                                                291                (8,036)
          Prepaid expenses                                                                167                  (235)
          Prepaid income tax                                                              319                  (805)
          Inventories                                                                  10,707                 1,850
          Deferred income tax assets                                                        -                13,745
          Accounts payable - trade                                                      4,551               (10,974)
          Accounts payable - other                                                    (11,007)                9,321
          Advance receipts from customers                                                  (7)               (1,035)
          Withholdings                                                                   (458)                  250
          Accrued expenses                                                               (103)                 (434)
          Accrued income tax expenses                                                       -                (1,975)
          Sur -tax withholdings                                                             -                  (827)
          Other current liabilities                                                        (1)                    1
          Severance indemnity payments                                                 (1,116)               (2,712)
                                                                                     --------              --------
          Sub-total                                                                    (3,605)               20,427
                                                                                     --------              --------
                                                                                      (16,140)               (4,848)
                                                                                     --------              --------

CASH FLOWS FROM INVESTING ACTIVITIES :
     Cash in flows from investing activities:
          Decrease in short-term financial instruments                                  5,724                     -
          Decrease in short-term loans                                                      -                   143
          Decrease in long-term financial instruments                                       -                   265
          Proceeds from disposal of investment securities                              12,884                 1,450
          Decrease in long-term loans                                                  10,337                 1,238
          Decrease in long-term account receivables                                         4                   150
          Decrease in guarantee deposits                                                1,291                 1,532
          Decrease in severance insurance                                                   -                     7
          Proceeds from disposal of property, plant and equipment                      58,456                 1,874
          Proceeds from disposal of industrial rights                                      24                     3
          Proceeds from disposal of research and development costs                      1,250                     -
          Guarantee deposits received                                                     354                 1,737
                                                                                     --------              --------
          Sub-total                                                                    90,324                 8,399


(Continued)
                                MIRAE CORPORATION
                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001
                           (In millions of Korean won)


                                                                         2002                2001
                                                                       (Audited)           (Audited)
     Cash out flows from investing activities:
          Increase in short-term financial instruments                        -              20,585
          Increase in investment securities                              10,034               6,413
          Increase in short-term loans                                      170                   5
          Increase in long-term financial instruments                       538                   -
          Acquisition of investment securities                           32,179               1,092
          Increase in long-term loans                                     3,200                 889
          Increase in long-term account receivables                       5,933                   -
          Increase in guarantee deposits                                    613                 306
          Acquisition of property, plant and equipment                      558              17,647
          Acquisition of other tangible assets                            2,197               3,412
          Acquisition of industrial rights                                  396                 305
          Increase in research and development costs                      2,744               4,687
          Decrease in guarantee deposits                                 16,752               4,371
                                                                    -----------         -----------
          Sub-total                                                      75,314              59,712

CASH FLOWS FROM FINANCING ACTIVITIES :
     Increase in short-term borrowings                                        -              46,180
     Increase in long-term borrowings                                    10,000                   -
     Decrease in treasury stock                                           1,273              17,448
     Decrease in short-term borrowings                                  (14,195)                  -
     Payment of dividends                                                     -              (1,845)
     Increase in treasury stock                                          (1,499)            (10,000)
                                                                    -----------         -----------
     Sub-total                                                           (4,421)             51,783
                                                                    -----------         -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     (5,551)             (4,378)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD                     16,971              21,349
                                                                    -----------         -----------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                      (Won)11,420         (Won)16,971
                                                                    ===========         ===========


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 31, 2003


By  /s/  MiRi Chung
   -------------------

Mi-Ri Chung

Mirae Corporation

Public Disclosure Representative
Of Investor Relations Team